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                                                                    EXHIBIT 99.1


[CENTERPULSE LOGO]                                       Centerpulse Ltd
                                                         Andreasstrasse 15
                                                         CH-8050 Zurich

                                                         Tel +41 (0) 1 306 96 96
                                                         Fax +41 (0) 1 306 96 97
                                                         www.centerpulse.com


      MEDIA RELEASE
Date  October 16, 2002
Page  1/1


CENTERPULSE SHARES GENERATE FUNDS FOR SETTLEMENT TRUST

Zurich, October 16, 2002 -- Centerpulse has been informed that the investment bank UBS Warburg has purchased 480,349 Centerpulse shares which were placed into an escrow account by Sulzer AG, as part of its contribution to the settlement agreement, in favor of the hip and knee litigation settlement trust. The bank has successfully placed these shares predominantly with existing shareholders.


MEDIA INQUIRIES:
Centerpulse Corporate Communications
Beatrice Tschanz
Phone  +41 (0) 1 306 96 46
Fax    +41 (0) 1 306 96 51
Mobile +41 (0)79 407 08 78
E-mail: press-relations@centerpulse.com


INVESTOR RELATIONS:
Suha Demokan
Phone  +41 (0) 1 306 98 25
Fax    +41 (0) 1 306 98 31
Mobile +41 (0)79 430 81 46
E-mail: investor-relations@centerpulse.com


(Swiss Stock Market symbol: CEPN, New York Stock Exchange symbol: CEP)


THIS NEWS RELEASE IS AVAILABLE ON THE INTERNET AT:
www.centerpulse.com.


Centerpulse was informed that all securities have been sold, and this announcement is a matter of record only.